Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 9 DATED MARCH 30, 2016
TO THE PROSPECTUS DATED OCTOBER 20, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated October 20, 2015, Supplement No. 2 dated November 23, 2015, which superseded and replaced all previous supplements to the prospectus, Supplement No. 3 dated December 4, 2015, Supplement No. 4 dated January 5, 2016, Supplement No. 5 dated February 1, 2016, Supplement No. 6 dated February 5, 2016, Supplement No. 7 dated March 4, 2016 and Supplement No. 8 dated March 8, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the anticipated change to our initial public offering price per share.
Anticipated Change to Our Initial Public Offering Price Per Share
In our prospectus, we disclose that our board of directors will determine an estimated per share value after engaging the services of a third-party expert to assist the board with such determination. We anticipate that our board of directors will announce its determination of our estimated per share net asset value (NAV) on or about April 11, 2016 (the Price Announcement Date). Our board of directors has also determined that it will be appropriate to change the offering price per share for any purchases of our shares on or after the Price Announcement Date. We will continue to offer shares of our common stock in our primary offering at the current price of $25.00 per share through the close of business on the business day immediately prior to the Price Announcement Date (which we anticipate will be on or about April 8, 2016) for all subscriptions received in good order and fully funded by such date, and all issuances of our shares of common stock pursuant to our distribution reinvestment plan through the close of business on the business day immediately prior to the Price Announcement Date will continue to reflect a price of $23.75 per share. Effective on the Price Announcement Date, we will begin offering shares of our common stock at the revised primary offering price, which will reflect the estimated per share NAV determined by our board of directors, plus any applicable per share up-front selling commissions and dealer manager fees, and may be different from our current $25.00 per share primary offering price. In addition, all issuances of our shares of common stock pursuant to our distribution reinvestment plan on or after the Price Announcement Date will reflect a price equal to the estimated per share NAV, which may be different from our current $23.75 per share distribution reinvestment plan offering price.

CCPT5-SUP-9C